Contacts:
Peter Cauley	Tom Giantsopoulos
Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 271	905-415-0310 ext. 153
pcauley@datamirror.com	tgiantsopoulos@datamirror.com

DataMirror Reaches 2,000 Customer Milestone

Growing Customer Base Looks to DataMirror for Real-Time Advantage

MARKHAM, CANADA – (April 4, 2005) – DataMirror® today announced that more than 2,000 customers have implemented DataMirror’s real-time data integration, protection, audit, and java database solutions to improve the integrity and reliability of the information across all of their systems that create and store data.  DataMirror added an additional 43 customers during the fourth quarter of fiscal 2005 to reach the milestone, bringing the total number of customers added in fiscal 2005 to 150.

“Reaching the 2,000 customer milestone shows significant new customer momentum. Our customers value the real-time advantage DataMirror solutions offer,” says Nigel Stokes, CEO, DataMirror. “Whether they implemented our real-time data integration, data protection, or data auditing solutions, customers know they can count on our solutions. The best companies in retail, distribution, technology, and other industries run DataMirror to deliver real-time information and gain a competitive edge. Leaders compete in real-time and they don’t settle for the inherent latency in decision making and action that is part of traditional batch and ETL approaches.”

DataMirror’s growth is driven by the unique strengths of DataMirror’s real-time data solution in lowering the cost and increasing the efficiency of business systems. DataMirror solutions improve visibility into business operations, optimize system performance and response times, and increase system reliability and protection.

Some of DataMirror’s newest customers include: Bacardi, Banco Cuscatlan, Datek Wireless, Elizabeth Arden, Ricoh Europe, and the State of Utah.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection, audit and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.